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C$ unless otherwise stated TSX/NYSE/PSE: MFC   SEHK: 945
For Immediate Release
September 6, 2022

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 9

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taken into account all election notices received by the September 2, 2022 deadline for conversion of its currently outstanding 10,000,000 Non-cumulative Rate Reset Class 1 Shares Series 9 (the “Series 9 Preferred Shares”) (TSX: MFC.PR.I) into Non-cumulative Floating Rate Class 1 Shares Series 10 of Manulife (the “Series 10 Preferred Shares"), the holders of Series 9 Preferred Shares are not entitled to convert their Series 9 Preferred Shares into Series 10 Preferred Shares. There were 26,525 Series 9 Preferred Shares elected for conversion, which is less than the minimum one million shares required to give effect to conversions into Series 10 Preferred Shares.
As announced by Manulife on August 22, 2022, after September 19, 2022, holders of Series 9 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on September 20, 2022, and ending on September 19, 2027, will be 5.97800% per annum or $0.373625 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as of August 22, 2022, plus 2.86%, as determined in accordance with the terms of the Series 9 Preferred Shares.
Subject to certain conditions described in the prospectus supplement dated May 16, 2012 relating to the issuance of the Series 9 Preferred Shares, Manulife may redeem the Series 9 Preferred Shares, in whole or in part, on September 19, 2027 and on September 19 every five years thereafter.
The Series 9 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2021, we had more than 38,000 employees, over 119,000 agents, and thousands of distribution partners, serving over 33 million customers. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Alisha Prakash Manulife 365 292 0795 alisha_prakash@manulife.ca	Investor Relations Hung Ko Manulife 416-852-4875 hung_ko@manulife.com